Exhibit 99.44

Mayfair Gold Q3 2025 Financial and Operating Results

VANCOUVER, British Columbia, November 17, 2025 – Mayfair Gold Corp. (“Mayfair”, or the “Company”) (TSX-V: MFG; OTCQX: MFGCF) is pleased to report its operating and financial results for the quarter ended September 30, 2025. Mayfair is focused on the exploration and development of its 100% controlled Fenn-Gib gold project located in the Timmins region of Northeast Ontario (“Fenn-Gib” or the “Project”). The full version of the financial statements and accompanying management’s discussion and analysis can be viewed on the Company’s website at www.mayfairgold.ca or on SEDAR+ at www.sedarplus.com. Unless otherwise stated, all amounts are presented in Canadian dollars.

Mayfair’s Chief Executive Officer Nicholas Campbell commented,

“Dear Stakeholders,

I am pleased to provide an update on our progress at Mayfair Gold and the Fenn-Gib Gold project in Northern Ontario. In Q3 2025, Mayfair completed a $40 million LIFE Offering which secured substantial funding to support the Mayfair Gold and advance the Fenn-Gib gold project through permitting, detailed engineering and community engagement. The company continued to advance work on the Pre-Feasibility Study (“PFS”) for a 4,800 tpd open pit operation targeting the high-grade near surface zone of mineralization at Fenn-Gib.

The Company commenced a confidence drilling program in October 2025, which will give Mayfair more data to better define waste to ore boundaries and improve confidence in the grade profile for the mine over the first several years of production. Results of the drill program are expected to be available in Q1 2026. Mayfair continues to focus on derisking the Fenn-Gib gold project. The PFS remains on track to be completed in Q4 2025 with formal Provincial permitting activities expected to commence at the start of 2026.

With a strong balance sheet, an established team to advance the Fenn-Gib Project, execute the construction of the mine and with the upcoming PFS to illustrate the potential economics of 4,800 tpd open pit targeted the high-grade zone at Fenn-Gib, Mayfair Gold is very excited about the prospects for the Company as we unlock the value of Fenn-Gib and work to advance Mayfair Gold into a new Canadian Gold producer.”

Corporate Highlights During the Quarter

•

On September 4, 2025, the Company held the Annual General and Special Meeting of Shareholders. Mayfair shareholders approved the re-election of Darren McLean, Carson Block, Zach Allwright, Sean Pi and Christine Hsieh; the re-appointment of Davidson & Company LLP as auditors of the Company; and the approval of a new 10% rolling Omnibus Incentive Plan to replace the existing stock option plan.

•

On September 16, 2025, the Company closed the LIFE offering resulting in the issuance of 24,244,000 common shares at a price of $1.65 per common share for gross proceeds of $40,002,600. The Company intends to use the net proceeds from the offering for metallurgical and detailed engineering at its Fenn-Gib gold project in Timmins, Ontario, and for working capital and general corporate purposes.

•	Subsequent to September 30, 2025, the Company filed its Annual Information Form for the year ended December 31, 2024, on SEDAR

Exploration Highlight

•

Subsequent to September 30, 2025, the Company filed a technical reported prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects for the Fenn-Gib Gold Project. The effective date of this updated mineral resource estimate is September 3, 2024.

Selected Financial Data

The following selected financial data is summarized from the Company’s financial statements and related notes thereto for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
Loss and comprehensive loss	(2,241,177)	(1,434,837)	(6,169,868)	(10,456,025)
Loss per share – basic and diluted	(0.02)	(0.01)	(0.06)	(0.10)

			September 30, 2025	December 31, 2024
			$	$
Cash and cash equivalents and short-term investments			41,814,681	9,534,129
Total assets			56,748,042	24,489,347
Total current liabilities			1,182,371	749,934
Total liabilities			1,182,371	749,934
Total shareholders’ equity			55,565,671	23,739,413

About Mayfair Gold

Mayfair Gold is a well-funded Canadian gold development company focused on advancing the 100%-owned Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit hosts an Indicated Resource of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold. Mayfair is focused on advancing Fenn-Gib through the Ontario Provincial permitting process to transition Mayfair into a new Canadian gold producer in the current gold cycle.

The scientific and technical content of this news release was reviewed, verified, and approved by Drew Anwyll, P.Eng., M.Eng, Chief Operating Officer of the Company, and a Qualified Person as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell

CEO

Mayfair Gold Corp.

489 McDougall St

Matheson, ON P0K 1N0 Canada

+1 (800) 342-6705

info@mayfairgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources” and “mineral resources” used or referenced in this presentation are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements the design, development and execution of the Fenn-Gib Gold Project, the timing for completion of the PFS, the advancement of the Fenn-Gib Gold Project to operation and the timing thereof, advancing Fenn-Gib to production and cash flow expected to help fund potential future growth opportunities, and including the potential to permit and develop a larger operation at Fenn-Gib. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.